Exhibit 21.1
Subsidiaries of Rivian Automotive, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Rivian Holdings, LLC	Delaware
Rivian Adventure Holdings I, LLC	Delaware
Hunter Excelsior Holdings, LLC	Delaware
Groveland Eureka Holdings, LLC	Delaware
Rivian, LLC	Delaware
Rivian Automotive Canada, Inc.	Canada
Rivian United Kingdom Limited	England and Wales
RIV UK Engineering Limited	England and Wales
Rivian Automotive, LLC	Delaware
Rivian Michigan, LLC	Delaware
Rivian Insurance Services, LLC	Delaware
Rivian Europe, B.V.	Netherlands
Rivian Adventure Holdings II, LLC	Delaware
Rivian Utah, LLC	Delaware
Rivian Tennessee, LLC	Delaware
Rivian Lone Star Holdings, LLC	Delaware
Rivian IP Holdings, LLC	Delaware
Rivian Horizon, LLC	Delaware
Rivian Mexico Sociedad de Responsabilidad Limitada de Equity	Mexico
Rivian Asia Limited	Hong Kong
Rivian Netherlands, B.V.	Netherlands
Rivian GmbH	Germany